

July 9, 2010

Ernest M. Freedman
Executive Vice President, Chief Financial Officer
1873 South Bellaire Street
17th Floor
Denver, Colorado 80222

> Re: **United Investors Income Properties**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2010**
> **File No. 000-17646**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Plans Following the Sale, page 19

1.   We note that following the sale of the property, the partnership will be wound-up and dissolved. We also note that the proxy statement only solicits shareholder votes for the sale of the property. Please tell us why you are not soliciting shareholder approval for the dissolution of the Partnership. If dissolution of the partnership does require shareholder approval, please revise your proxy card to include it as a separate matter and amend the proxy statement to include the information required by Item 14 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Lewis at (202) 551-3722 or me at (202) 551-3785 with any questions regarding this letter or related matters.

Sincerely,

Karen J. Garnett
Assistant Director